UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-38646

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Guzman & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Aragon Avenue
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexis G. Miller	(305) 374 3600	agmiller@guzman.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C
(Name – if individual, state last, first, and middle name)

100 SE 2nd St. Suite 1700	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis G. Miller _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guzman & Company _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer & FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GUZMAN & COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2025

GUZMAN & COMPANY

CONTENTS:



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Stockholders of Guzman & Company
Coral Gables, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Guzman & Company (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.

Miami, Florida

March 31, 2026

GUZMAN & COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash	$	1,771,872
Cash segregated under regulatory requirements (Note 4)		56,122
Deposits with clearing organizations (Note 5)		767,000
Receivables from clearing organizations		2,358,917
Other receivables		179,019
Due from related parties (Note 3)		59,568
Securities owned, at fair value (Note 6)		231,120
Prepaid expenses and deposits		110,073
Furniture, equipment, and leasehold improvements, net (Note 10)		15,891
Right of use asset - Operating, net (Note 11)		14,253
Right of use asset - Finance, net (Note 11)		3,192
TOTAL ASSETS	$	5,567,027

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	1,139,342
Lease obligation - Operating (Note 11)		14,253
Lease obligation - Finance (Note 11)		3,078
		1,156,673
SUBORDINATED BORROWINGS (Note 9)		3,000,000
TOTAL LIABILITIES	$	4,156,673

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY		
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	$	2,000
Additional paid-in capital		1,150,645
Retained Earnings		257,709
		1,410,354
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,567,027

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

1.   ORGANIZATION

Guzman & Company (the "Company") is a Florida S Corporation registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including commissions, principal transactions, investment banking, and rebates and execution fees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on December 31, 2025, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Cash

Cash includes cash on deposit at banks and depository institutions. The Company is exposed to credit risk to the extent that its cash balances exceed applicable Federal Deposit Insurance Company ("FDIC") insurance limits.

Receivables from Clearing Organizations

The Company operates as an introducing broker-dealer and clears securities transactions through a third-party clearing broker pursuant to a FINRA-approved clearing agreement. Amounts due from the clearing broker consist primarily of unsettled trades and clearing deposits. Substantially all such receivables represent a concentration of credit risk with a single clearing broker. Management believes the credit risk associated with these receivables is limited based on the financial condition of the clearing broker and settlement practices under the clearing agreement.

Current Expected Credit Losses (CECL)

The Company records receivables, net of any allowance for expected credit losses, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for expected credit losses to provide coverage for estimated losses from its customer receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its customers receivables and by taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has determined that long-term forecasted information is not relevant to its customer receivables, which are primarily short-term.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company updates its average credit loss rates annually and maintains an annual allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates.

Furniture, Equipment, and Leasehold Improvements, net

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts.

Leases

The Company accounts for its leases in accordance with Accounting Standards Codification ("ASC") 842, *Leases*. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

- Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.
- ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.
- Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

3.   RELATED PARTY TRANSACTIONS

Aragon Galiano Holdings LLC provides office space to the Company for a monthly property management fee of $10,000. The Company has a receivable balance of approximately $600 outstanding as of December 31, 2025 which is included in Due from related parties in the accompanying statement of financial condition.

On April 1, 2025, the Company loaned $25,000 to Aragon Galiano Holdings, LLC. The loan is unsecured, non-interest-bearing, and due on demand. As of December 31, 2025, the outstanding balance due related to this loan was $25,000, which is included in Due from related parties in the accompanying statement of financial condition.

The Company entered into an expense sharing agreement with Guzman Energy LLC ("Energy") in August 2015. Energy is related to the Company by virtue of common ownership. Under the current terms of the arrangement, the Company and Energy share certain operating expenses, primarily related to telephone, internet, and employee health insurance costs. The agreement remains in effect for one year with the option to renew in successive one-year periods. The agreement can also be cancelled by either party with a 5-day notice of cancellation. As of December 31, 2025, the Company does not have an open receivable from Guzman Energy.

The Company has approximately $34,000 receivable from an employee, which is due on demand and non-interest bearing, which is included in Due from related parties in the accompanying statement of financial condition.

4.   CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

The Company claimed an exemption from SEC Rule 15c3-3 (Customer Protection—Reserves and Custody of Securities) under the provisions of Rule 15c3-3(k)(2)(i). Accordingly, the Company does not carry margin accounts and, in connection with its broker-dealer activities, promptly transmits customer funds and delivers securities received, and does not otherwise hold customer funds or securities or owe money or securities to customers.

The Company maintains a Rule 15c3-3 Special Reserve Bank Account for the Exclusive Benefit of Customers of Guzman & Company. At December 31, 2025, cash of $56,122, representing the Company's funds maintained voluntarily, was on deposit in this account. During the year ended December 31, 2025, the Company did not have customer activity that would have required a reserve computation and deposit under Rule 15c3-3.

5.   DEPOSITS WITH CLEARING ORGANIZATIONS

The Company clears its proprietary and customer transactions on a fully disclosed basis through BofA Securities and Royal Bank of Canada ("RBC"). Pursuant to clearing arrangements, the Company is required to maintain a certain minimum capital with clearing organizations, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2025, the aggregate required minimum collateral deposit under the clearing agreement with BofA Securities was $500,000. As of December 31, 2025, the aggregate required minimum collateral deposit under the clearing agreement with RBC was $250,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6.   FAIR VALUE MEASUREMENTS

Fair Value Measurements

ASC 820, *Fair value measurement*, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

6.   FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant.

Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate stocks. Corporate stocks are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2025, for each fair value hierarchy level.

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
Corporate stocks	$ 231,120	$ -	$ -	$ 231,120

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2025.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate, and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENT

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

The Company, as a registered broker-dealer in securities, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2025, the Company's "Net Capital was $4,066,423 which was $3,816,423 in excess of the "Required Net Capital" of $250,000. On December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

9. SUBORDINATED BORROWING

On December 30, 2024, the Company entered into a subordinated loan agreement with its majority stockholder for $3,000,000, which bears interest at 5% per year, and matures on December 30, 2029. As of December 31, 2025 the balance due was $3,000,000. The loan agreement renews automatically at the maturity date for an additional one-year term.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 8).

The fair value of subordinated borrowings is approximately $2,273,000.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

10. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Furniture and Equipment	$	390,438
Leasehold Improvements		216,187
		606,625
Less accumulated depreciation		(590,734)
	$	15,891

11. LEASES

Operating Lease

The Company subleases office space through an operating lease that expires in 2026.

Operating lease assets and obligations as of December 31, 2025 are as follows:

Operating lease ROU asset, net	$	14,253
Operating lease obligation	$	14,253

Estimated future minimum operating lease payments, exclusive of taxes and other charges are as follows:

For the years ending December 31,

2026	$	14,305
Total future minimum lease payments	$	14,305
Less: amount representing interest		(52)
Present value of minimum lease payments	$	14,253

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2025 is as follows:

Weighted-average remaining lease term in years .17.

Weighted-average discount rate 1.61%.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

11. LEASES (CONTINUED)

Finance Lease

The Company leases furniture & equipment under a non-cancelable finance lease with an interest rate of 3%, expiring in 2027.

Finance lease asset and obligation as of December 31, 2025 are as follows:

Finance lease ROU asset, net	$	3,192
Finance lease obligation	$	3,078

Estimated future minimum operating lease payments, exclusive of taxes and other charges are as follows:

For the years ending December 31,

2026		2,128
2027		1,064
Total future minimum lease payments	$	3,192
Less: amount representing interest		(114)
Present value of minimum lease payments	$	3,078

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2025 is as follows:

Weighted-average remaining lease term in years 1.5.

Weighted-average discount rate 3%.

12. COMMITMENTS AND CONTINGENCIES

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business may have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position of the Company, if disposed of unfavorably.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2026, which is the date the financial statements were issued.

On January 1, 2026, the Company entered into a new lease agreement for office space at 654 Madison Avenue, New York, New York. The lease commenced on January 1, 2026 and expires on March 31, 2029.

The accompanying notes are an integral part of these financial statements.